Exhibit 14.1

APACHE DESIGN SOLUTIONS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted on March 7, 2011 and Effective When the

Company is Subject to the Securities Exchange Act of 1934)

Apache Design Solutions, Inc. and its subsidiaries (collectively, the “Company”) believe that a strong commitment to high ethical, moral and legal principles in every aspect of the Company’s business is essential for our success. Accordingly, we have adopted this Code of Business Conduct and Ethics (the “Code”) to apply to each of our employees, officers and directors. We will make this Code available on our website at http://www.apache-da.com and will disclose its availability in our annual report on Form 10-K and in our annual proxy statement.

Each of us is expected to read and abide by this document promptly upon receiving it. You are expected to sign the attached acknowledgment indicating that you have read and understand the Code and you agree to be bound by each of its terms. No written policy can definitively set forth the appropriate action for all business situations, but the Code is designed to establish basic principles for you to follow. Of course, the use of good judgment, coupled with a high sense of personal integrity, is always the best policy.

In addition to the ethical guidelines included in this Code, there are many laws and regulations that affect us in each of the markets where we do business. Each of us must comply with the requirements of all applicable laws. If a law conflicts with standards in this Code, you must comply with the law. Those who violate the law or standards of this Code will be subject to disciplinary action, up to and including immediate dismissal and termination of employment, and may be subject to substantial civil damages and criminal fines. We may also face substantial fines and penalties and may incur damage to our reputation and standing in the community. If you are in a situation which you believe may violate or lead to a violation of this Code, you should ask your supervisor how to handle the situation or follow the guidelines described in Section XIV below.

I.	Personal Responsibilities of Employees, Officers and Directors

All of us are expected to protect and enhance the assets and reputation of the Company. The honesty, integrity, sound judgment and professional and ethical conduct of the Company’s employees, executive officers and directors is fundamental to the reputation, functioning and success of the Company.

Accordingly, in carrying out our duties, we must:

•	Act with honesty and integrity, including the ethical handling of any actual or apparent conflict of interest between personal and professional relationships;

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Promote full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

•	Encourage and reward professional integrity in all aspects of our organization and eliminate barriers to responsible behavior, such as coercion, fear of reprisal or alienation from the Company;

•	Educate all members of the Company about federal, state and local laws, rules and regulations and applicable stock exchange rules, relevant to the performance of their duties;

•	Comply and take all reasonable actions to cause the Company to comply with applicable governmental laws, rules and regulations and applicable stock exchange rules;

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Promptly report violations of the Code, including any violations of governmental laws, rules or regulations, and applicable stock exchange rules, to the Company’s Chief Financial Officer (“CFO”) at (408) 457-2000; and

•	Promote ethical and honest behavior in the workplace.

II.	Conflicts of Interest

A “conflict of interest” exists when a person’s private interests interfere—or even appear to interfere—in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits, including material gifts or favors, as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees, officers, directors and their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, vendor or supplier. You are not allowed to work for a competitor as an employee, a consultant or board member. The best policy is to avoid any direct or indirect business connection with our vendors, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except as approved by the Company’s Board of Directors (the “Board”). Conflicts of interest may not always be apparent, so if you have a question regarding whether a particular situation is a conflict of interest, you should consult with your supervisor or the CFO. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or follow the guidelines described in Section XIV below. Above all, the consistent use of good judgment by employees, officers and directors will help the Company avoid and prevent conflicts of interest.

This Code does not attempt to describe all possible conflicts of interest which could develop, but some of the more common conflicts from which employees, officers and directors must refrain are:

A.

Assisting a Competitor or Competing Against the Company. You may not provide assistance to an organization that provides services in competition with the current or proposed services of the Company. For example, without the consent of the Company, you may not: (a) market services in competition with the Company’s current or proposed services, (b) work for any enterprise which competes with any business of the Company as an employee, consultant, member of its board of directors, intern or volunteer; or (c) have any ownership interest in any enterprise which competes with any business of the Company, except as a holder of less than one percent (1%) of the capital stock (on a fully diluted basis) in a company. Such activities are prohibited because they divide your loyalty between the Company and that organization. If your investments in such organizations exceed the one percent (1%) threshold, you must promptly report these investments in writing to the CFO. It is your responsibility to consult with your supervisor or the CFO to determine whether any planned activity will compete with any of the Company’s actual or proposed product lines. This should be done before you pursue the activity.

B.	Supplying the Company. Generally, you may not be a supplier or vendor to the Company or represent or work for a supplier or vendor to the Company while you work for the Company. In addition, you may not accept money or benefits of any kind for any advice or services you may provide to a supplier or vendor in connection with its business with the Company.

C.	Someone Close to You Working in the Industry. You may find yourself in a situation where your spouse, another member of your immediate family, or someone else you are close to is, or is employed by, a competitor, vendor or supplier of the Company. While everyone is entitled to choose and pursue a career, such situations call for extra sensitivity to security, confidentiality and conflicts of interest. The closeness of the relationship might lead you to inadvertently compromise the interests of the Company. There are several factors to consider in assessing such a situation. Among them: the relationship between the Company and the other company; the nature of your responsibilities as a Company employee and those of the person close to you; and the access each of you has to your respective employer’s confidential information. The very appearance of a conflict of interest can create problems, regardless of the behavior of the Company employee involved. To remove any doubts or suspicions, you should review your specific situation with your supervisor to assess the nature and extent of any concern and how it can be resolved. Frequently, any risk to the interests of the Company is sufficiently remote that your supervisor need only remind you to guard against inadvertently disclosing Company confidential information. However, in some instances, a change in the job responsibilities of one of the people involved may be necessary.

D.	Personal Financial Transactions; Family Businesses. Other than for Company-related corporate transactions (such as a cashless exercise of stock options) or other transactions that have been cleared with the Chief Executive Officer (the “CEO”) or the CFO, you should not obtain a material loan or guarantee of personal obligations from, or enter into any other material personal financial transaction with, any organization which competes with any business of the Company. This guideline does not prohibit arm’s-length or normal-course transactions with banks, brokerage firms or other financial institutions.

Potential transactions with family businesses or other businesses in which you participate as an owner, partner, director, officer, employee, consultant or shareholder, and which may create a conflict of interest or may interfere with your duties to the Company, must be disclosed in writing to the CFO for approval. The appearance of favoritism, potential for conflict and likelihood of discouraging other service providers in the future will be considered carefully by the CFO before he or she decides whether to approve the transaction.

E.	Relationship with Third Parties. You may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s or its clients’ current or prospective relationships with any person or entity.

F.	Compensation from Non-Company Sources. You may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

G.	Gifts, Entertainment and Improper Payments. Integrity is one of our Company’s core values and avoiding conflicts of interest or even the appearance of impropriety is an important part of this value. You and members of your family may not request or accept from, or offer, promise or give to, any person or entity dealing or desiring to deal with the Company, any payments, gifts, entertainment, services, travel, lodging, or any other forms of compensation for personal benefit. For these purposes, a “gift” generally does not include articles of nominal value ordinarily used for sales promotion, and “entertainment” does not include ordinary business meals or reasonable entertainment (including tickets for sports, concerts or similar events) considered to be a normal part of a business relationship that is accepted only on a very infrequent basis and that does not detract or have the appearance of detracting from the integrity of the relationship. Furthermore, in deciding whether or not it is appropriate to accept entertainment from a vendor, supplier or other entity, you should consider whether you can reciprocate with entertainment at the same or a similar level before being entertained again by that vendor, supplier or other entity. Participation in entertainment activities should preferably be with a representative of the vendor, supplier or other entity in attendance at the activity. Giving or receiving any payment or gift in the nature of a bribe, kickback or other improper influence is absolutely prohibited.

III.	Insider Trading

If you have access to confidential information, you are not permitted to use or share that information for stock trading purposes. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical, but also illegal. In order to assist in compliance with laws against insider trading, the Company has adopted a specific policy governing employees’, officers’ and directors’ trading in securities of the Company. This policy has been distributed to every employee, officer and director of the Company. If you have any questions, please consult the CFO.

IV.	Confidentiality

You must maintain the confidentiality of confidential information (including letters, memos and internal Company documents) entrusted to you by the Company, except when disclosure is authorized by the CFO or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, harmful to the Company, or otherwise subject to restrictions on disclosure by law. It also includes information that vendors and suppliers have entrusted to us. The obligation to preserve confidential information continues even after your employment ends.

V.	Corporate Opportunities

You may not take for yourself, personally, opportunities that properly belong to the Company or are discovered through the use of the Company’s property, information or position without the consent of the Board. You may not use the Company’s property, information or position for improper personal gain. You owe a duty to the Company to advance our legitimate interests when the opportunity to do so arises.

VI.	Books and Records

We are a publicly owned company. As such, we rely on the public securities markets for capital to fund our activities. Public investors rely upon the quality and integrity of our financial reports and press releases. Accordingly, it is imperative that the Company maintain accurate books and records and report its financial results and condition accurately.

A.	Accuracy and Completeness. You must do your part to ensure that the books of account and financial records of the Company meet the highest standards of accuracy and completeness. This responsibility does not rest exclusively with the Company’s accounting personnel. If you have reason to believe that any of the Company’s books and records are not being maintained in an accurate or complete manner, you are expected to report this immediately to your supervisor or to the CFO. Similarly, the Company relies on you to speak up if you ever feel or if you actually are being pressured to destroy documents which would not normally be destroyed, or if you become aware that any misleading, incomplete or false statement was made to an accountant, auditor, attorney or government official in connection with any audit, examination or filing with a government agency, such as the SEC.

B.	Financial Statements and Accounts. If you are involved in supplying any kind of supporting documentation, determining account classification or approving transactions, you will be held responsible for ensuring that transactions are reported accurately, completely and in reasonable detail. All transactions must be recorded appropriately to ensure full accountability for all assets and activities of the Company and to supply the data needed in connection with the preparation of financial statements. The Company’s financial statements must be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and other applicable standards and rules, so that the statements fairly, accurately and completely reflect the operations and financial condition of the Company.

C.	Payments and Expense Accounts. No payment on behalf of the Company may be approved or made if any part of it is to be used for any purpose other than that described by the supporting documents. All receipts and disbursements must be fully and accurately described in the books and records of the Company and must be supported by appropriate descriptive documentation. You should request reimbursement for business-related expenses in strict accordance with the Company’s travel and entertainment policies.

D.	Retention of Documents. Documents and records must be retained for the periods of time specified by the Company. Also, if you are aware of an imminent or ongoing investigation, audit or examination initiated by the Company or any government or regulatory agency or third party, you should retain all documents and records in your custody or control relating to the matter under review. Please note that the knowing destruction or deliberate falsification of any document or data in order to impede a governmental or regulatory or third party investigation, audit or examination may be the basis for immediate dismissal and termination of employment and may subject you to prosecution for obstruction of justice. If you are not sure that a document can be destroyed, consult your supervisor or the CFO.

VII.	Treatment of Employees

The Company has established comprehensive programs to ensure compliance with labor and employment laws, including equal employment opportunity policies and procedures, safety and health programs, and wage and hour procedures. For further information on particular labor and employment compliance policies, see the applicable sections of the Company’s Employee Handbook or contact the Vice President of Human Resources in the Human Resources Department.

A.	Safety, Health and the Environment. The Company is committed to maintaining a safe work environment by eliminating recognized hazards in the workplace. You are required to comply with all applicable health, safety and environmental laws and with all related Company policies. In addition, you must report to work in a condition suitable for performing your duties, free from the influence of illegal drugs or alcohol. To further your own safety and that of your fellow employees, you are also required to report to your supervisor any unsafe conditions, hazards, broken equipment, accidents, violence and employees visibly under the influence of illegal drugs or alcohol.

B.	Nondiscrimination and Equal Employment Opportunity. The Company is an equal opportunity employer. We embrace and value a diverse workforce and pledge to provide equal employment opportunity to all job applicants and employees. We will not tolerate discrimination against applicants or employees based on any impermissible classification including their race, religion, color, gender, age, marital status, national origin or ancestry, sexual orientation, citizenship status, disability or status as a disabled veteran. We require all employees to refrain from unlawful discrimination in any aspect of employment, including decisions concerning recruitment, hiring, termination, promotions, salary treatment, or any other condition of employment or career development. This also means we will treat all employees, vendors, suppliers and contractors of the Company and all other people with whom we come in contact with respect, dignity and honesty. We will not tolerate the use of discriminatory slurs, or any other remarks, jokes or conduct that in the judgment of the Company encourages or permits an offensive or hostile work environment.

C.	Sexual and other Forms of Harassment. The Company’s policy, as well as federal, state and local laws, strictly prohibits all forms of harassment, violence and threatening behavior in the workplace, including unlawful harassment based on race, religion, color, gender, age, marital status, national origin or ancestry, sexual orientation, citizenship status, disability or status as a disabled veteran. This prohibition also applies to the harassment of Company employees by non-employees. Sexual harassment includes linking, either explicitly or implicitly, a person’s submission to, or rejection of, sexual advances to any decision regarding that person’s terms or conditions of employment. It also includes the existence of a sexually abusive or hostile working environment. This can be characterized by unwelcome sexual advances or verbal or physical conduct of a sexual nature.

D.	Reporting Responsibilities and Procedures. If you believe that you have been subjected to harassment of any kind or any other type of unlawful discrimination, you may wish to confront the offender and state that the conduct is unacceptable. If you are uncomfortable with this approach or if you have already tried it unsuccessfully, you should report the matter to the CFO. Complaints of harassment, abuse or discrimination will be investigated promptly and thoroughly and will be kept confidential to the extent possible. If you feel that you have been discriminated against or subjected to sexual or other prohibited forms of harassment, or if you feel retaliated against because of filing a complaint, you should bring the matter to the attention of the CFO. Employees found to have engaged in sexual harassment or any other kind of abusive behavior shall be subject to disciplinary action, which may include termination. However, false accusations of harassment also violate the Company’s policy.

VIII.	Protection of Intellectual Property; Computer Use

You have an obligation to protect the Company’s intellectual property. These “intellectual properties” may not be tangible like our buildings or equipment, but they are among the most valuable of the Company’s assets. In keeping with the Company’s high standards for quality and ethical conduct, each of us is responsible for using Company intellectual property properly and consistently. You must advise senior management of infringements by others or if you are unsure about a proposed use of Company intellectual properties or any other materials for public dissemination. All Internet, Intranet and e-mail activities are to be conducted for legitimate business purposes only. You acknowledge that the Company owns and has all rights to monitor, inspect, disclose and expunge all electronic files and records on Company systems, and that you should have no expectation of privacy with respect to all such files and records. Employee use of all Company computing resources, including personal computers, networked services and Internet and e-mail access (including web surfing), must at all times comply with all Company policies and applicable laws, including those relating to intellectual property, privacy, defamation (libel and slander) and unfair competition. You are reminded that all on-line and e-mail activities, intentionally or not, are potentially public in nature. We must never act in a way that would bring liability, loss of credibility or embarrassment to the Company. Adhering to these guidelines with respect to intellectual property and computer use is very important, as violation may result in significant civil and even criminal penalties for both you and the Company.

IX.	Protection of Other Company Assets

You must endeavor to protect the Company’s assets and property and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. You must report any suspected incident of fraud or theft immediately to your supervisor or the CFO for investigation. If you are an officer or director, you must report such fraud or theft to the chair of the Board or the chair of the Audit Committee of the Board (each of whom shall be noted on the Company’s website). You must use all assets and property of the Company for legitimate business purposes only.

Your obligation to protect our assets includes the Company’s proprietary information. Proprietary information includes business, marketing and service plans, databases, records, salary information, intellectual property, any unpublished financial data and reports and any unique products, processes or information the Company has developed. Unauthorized use or distribution of this information violates our policy and may subject you to civil or criminal penalties.

X.	Payments to Government Personnel or Candidates for Office

The U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to any official or employee of the U.S. government of a gift, favor or other gratuity on behalf of the Company, directly or indirectly, in violation of these rules would not only violate Company policy, but could also be a criminal offense. State and local and foreign governments may have similar rules. This policy is not intended to curtail your freedom to support political candidates and causes within legal limits, but care should be exercised so that no action by you is perceived as an attempt to influence government decisions in matters affecting the Company. Any personal contribution to any political candidate, party or organization must not be represented as a contribution from the Company. If you have any questions regarding this policy, you should contact the CFO.

XI.	Responsibilities of the CEO and Senior Financial Officers

In addition to the matters set forth in the remainder of this Code, the CEO and senior financial officers are subject to the following additional specific policies:

A.	Disclosure. The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer to promptly bring to the attention of the chair of the Audit Committee (who shall be listed on the Company’s website) any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings and otherwise assist the Company in fulfilling the responsibilities specified in the Company’s applicable policies.

B.	Internal Controls; Fraud. The CEO and each senior financial officer shall promptly bring to the attention of the chair of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design and operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

C.	Code of Conduct. The CEO and each senior financial officer shall promptly bring to the attention of the chair of the Audit Committee any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosure or internal controls.

D.	Violations. The CEO and each senior financial officer shall promptly bring to the attention of the chair of the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

XII.	Disclosure Obligations and Procedures

The Company’s policy is to release data of public importance, including reports to be filed with the SEC, at the earliest appropriate time consistent with the need to both maintain confidentiality of information before final decisions are made and to avoid endangering the Company’s business through disclosure of information potentially advantageous to competitors. All public statements, oral or written, must be accurate, with no material omissions. Information that could reasonably be expected to have an impact on the market for Company securities may be released only through the CEO or the CFO. All inquiries from financial analysts, media representatives, or financial consultants should also be directed to the CEO or the CFO. Financial information and results, including projections, forecasts, and forward looking statements, should not be supplied in business proposals, presentations, or advertising, presented to the press or released to local media without express prior approval and review by the CEO or the CFO.

XIII.	Waivers of the Code

Only the CFO may grant a waiver of this Code for employees other than executive officers. Any waiver of this Code for executive officers or directors requires approval of the Board or the Audit Committee, and must be disclosed within four (4) days as required by the SEC and The NASDAQ Stock Market regulations.

XIV.	Compliance with the Code

The Company takes this Code of Conduct very seriously. You must understand this Code and take responsibility for seeking the advice of your supervisor or other appropriate officials of the Company if you need clarification on any point. Employees who have questions about this Code or wish to make an anonymous report are also encouraged to call the Company’s confidential compliance and ethics hotline at (1) 866-594-7517 (for U.S. and International) or send an electronic transmission on the Internet at apad.ethicspoint.com or as otherwise directed by the Company.

A.	Reporting Violations. If you believe you have violated this Code or any applicable laws or regulations, you must report the violation so that the Company can take appropriate action. The fact that you reported the violation will be given consideration in determining appropriate disciplinary action, if any. In many cases, a prompt report of a violation can substantially reduce the adverse impact of a violation on all involved, including on third parties, on the Company and on you. If you become aware that another employee, of whatever level of seniority, has, in all likelihood, violated this Code, including any law or regulation applicable to the Company’s businesses, you are under a duty to report that violation, so that the Company can take steps to rectify the problem and prevent a recurrence. Violations may be reported to your supervisor or to the CFO, as appropriate. Such reports will be treated confidentially to the extent possible, and no person will be subject to retaliation for reporting a suspected violation in good faith. Employees are expected to cooperate in internal investigations of misconduct. Any employee may submit a good-faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

B.	Disciplinary Action. The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with this Code and other Company policies, including those outlined in the Company’s Employee Handbook, and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Company employees and officers who violate this Code and other Company policies and procedures may be subject to disciplinary actions, which may include termination. In addition, disciplinary measures will apply to anyone who directs or approves infractions, or has knowledge of them and does not move promptly to correct them in accordance with Company policies. In addition, persons who violate the law during the course of their employment may be subject to criminal and civil penalties, as well as payment of civil damages to others.

The Board shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code by the CEO or the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and shall include written notices to the individuals involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question has been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

Acknowledgment

I have read and I understand the attached Apache Design Solutions, Inc. Code of Business Conduct and Ethics (the “Code”). By signing below, I agree to be bound by each of the terms of the Code.

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